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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MountainView Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1001
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Watts (303) 633-4782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
AB 4/4

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MountainView Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MONICA MEYER
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires JUNE 2, 2012

Notary Public

Signature

SVP Controller & FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Member of
MountainView Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MountainView Securities, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MountainView Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 24, 2012

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 6,615,358
Receivables:	
Receivables from broker-dealers and clearing organizations	904,393
Receivables from affiliate	413,127
Distribution receivable	118,228
Other receivables	28,541
Total receivables	1,464,289
Prepaid expenses	100,760
Property and equipment, net of accumulated depreciation of $26,080	75,961
Other assets	16,866
Total assets	$ 8,273,234
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES, accrued expenses	$ 513,188
Total liabilities	513,188
COMMITMENTS AND CONTINGENCIES (Note 5)	
MEMBER'S EQUITY	
Member contribution	7,389,160
Retained earnings	370,886
Total member's equity	7,760,046
Total liabilities and member's equity	$ 8,273,234

See Notes to Statement of Financial Condition.

Note 1. Organization

MountainView Securities, LLC (the Company) is a single member limited liability company, which is approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of MountainView Capital Holdings, LLC (MountainView), a Delaware LLC.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, will be exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial conditions, results of operations and cash flows. References to GAAP in the footnotes are to the FASB Accounting Standards Codification, referred to as ASC or the Codification. The Company is engaged in a single line of business as a securities broker-dealer, in which services provided consist primarily of agency transactions in mortgage backed securities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Receivables from affiliates: Receivables are due from MountainView for the sale of underlying assets owned by an affiliated partnership, MountainView Mortgage Opportunities Fund, LP (Fund), in which the Company owns a limited partnership interest in the Fund.

Equity method investment in affiliated partnership: The Company's investment in a limited partnership is recorded at fair value based on the applicable percentage ownership of the net assets of each partner in the underlying partnership. The underlying investment partnership values its investments at fair value. Distributions received are treated as a reduction to the equity method investment.

Property and equipment: Property and equipment are recorded at cost net of accumulated depreciation and consist mainly of furniture and equipment. Depreciation is calculated using the straight line method over the assets' useful lives of 3 to 7 years.

Income taxes: The Company has elected to be taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal income tax, but may be subject to certain state taxes. The individual member is individually liable for taxes on their share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions. The Fund files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years remain subject to examination by U.S. federal and most state tax authorities.

Recently issued accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements*, in U.S. GAAP and the International Financial Reporting Standards ("IFRSs"). ASU No. 2011-04 amends FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRSs. ASU No. 2011-04 is effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. Management of the Fund is currently evaluating the impact these amendments may have on the Company's statement of financial condition.

Subsequent events: An evaluation of events that have occurred subsequent to year end was performed. There have been no subsequent events that have occurred during such period that would require disclosure in the statement of financial condition or would be required to be recognized in the statement of financial condition as of and for the year ended December 31, 2011.

Note 3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market approach, the income approach and/or the cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs

- Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs

- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs

- Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's equity method investment in affiliated entity represented a limited partnership interest in the Fund and the Company's proportionate share of the net assets of the Fund, and is classified as Level 3 in the fair value hierarchy. The equity method investment is carried at fair value. The Fund's net assets were primarily based upon internally developed models for mortgage loans that primarily use, as inputs, market-based parameters.

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2011, there were no significant transfers among levels 1, 2, and 3 during the year.

A reconciliation of investment in affiliated partnership measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period is presented below:

Balance December 31, 2010	$ 1,289,004
Total realized gain	118,228
Total change in unrealized depreciation	(58,424)
Distribution received	(1,348,808)
Balance December 31, 2011	**$ -**

Note 4. Risks and Uncertainties

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 5. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each lease expiring in 2016 are as follows:

As of December 31:		
2012	$	97,663
2013		99,426
2014		101,190
2015		102,953
2016		43,632
	$	444,864

Note 6. Indemnifications

In the normal course of its business, the Company enters into contracts and agreements with certain service providers, such as clearing and custody agents, trustees and administrators, that contain a variety of representations and warranties and which provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in the Formula for Reserve Requirements. At December 31, 2011, the Company had net capital of $7,006,563, which was $6,756,563 in excess of its required net capital of $250,000.

Note 8. Related-Party Transactions

Various administrative services are provided by MountainView. Certain expenses allocated to the Company by MountainView are based on estimated usage of shared services. Cash is transferred as needed to cover these expenses. There was $413,127 due from MountainView at December 31, 2011, as a result of these services. At December 31, 2011, $118,228 was recorded as a distribution receivable as the final distribution from the equity method investment in the affiliated entity.

Note 9. Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2011 consisted of fees and commissions receivable of $904,393. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.